

August 16, 2016

Mail Stop 4720

<u>Via E-mail</u>
Jeffery A. Hilzinger
Chief Executive Officer
Marlin Business Services Corp.
300 Fellowship Road
Mount Laurel, New Jersey 08054

   Re: Marlin Business Services Corp.
      Form 10-K for Fiscal Year Ended December 31, 2015
      Filed March 4, 2016
      File No. 000-50448

Dear Mr. Hilzinger:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Kevin W. Vaughn

          Kevin W. Vaughn
          Accounting Branch Chief
          Office of Financial Services